1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

JEREMY SENDEROWICZ Jeremy.senderowicz@dechert.com +1 212 641 5669 Direct +1 212 698 3599 Fax

August 22, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Jeffrey A. Foor, Division of Investment Management

Re:	Pine Grove Alternative Fund (the “Feeder Fund”)
(File Nos. 333-189792; 811-22861)
Pine Grove Alternative Institutional Fund (the “Master Fund”)
(File Nos. 333-189791; 811-22860) (each a “Registrant”)

Dear Mr. Foor:

Thank you for your written comments regarding each Registrant’s initial registration statement on Form N-2, filed with the Commission on July 3, 2013. Each Registrant has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to each Registrant’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Pre-Effective Amendment No. 1 (the “Amendment”) to the Registrant’s registration statement on Form N-2, which will be filed via EDGAR on or about August 22, 2013.

COMMENTS TO THE PROSPECTUS

COVER

Comment 1.	Under the heading, Risk Factors and Restrictions on Transfer, please include a prominent statement indicating that, in light of the restrictions on transferability, an investor may be required to bear the financial risks of this investment indefinitely.

Response 1. We have revised the disclosure to state that if an investor is unable to have its shares repurchased as quickly or completely as the investor desires, the investor may have to bear the financial risks of an investment for longer than anticipated.

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC EUROPE Brussels Dublin London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Comment 2.	The fund’s stated investment objective is “to seek long-term capital appreciation.” However, as described on page 24, the fund’s investment objective is to seek “to generate attractive long-term risk-adjusted returns as compared to those offered by traditional public equity and fixed income markets.” Please revise for consistency.

Response 2. The disclosure on page 24 has been revised accordingly to calrify that the Fund’s investment objective is to seek long-term capital appreciation.

Comment 3.	Please confirm, per the Instruction to Item 1.i. of Form N-2, that the required discount statement is omitted because the registrant believes its shares are unlikely to trade at a discount from net asset value.

Response 3. We do confirm that the discount statement is not applicable; as each Fund’s shares will not trade except to the extent they are issued by a Fund and/or repurchased by a Fund, each of which occurs at net asset value (plus the sales load applicable to purchases of the Feeder Fund’s shares).

INVESTMENT PROGRAM

Comment 4.	On pages 2-4, please clarify the terms, “non-equity investments,” “non-market equity investments,” and “non-market equity-like investments.” It appears these terms are used to describe the same instruments.

Response 4. The disclosure has been revised accordingly.

Comment 5.	The disclosure, on page 3, states, “The Master Fund is designed not only to utilize expert Investment Managers but also to deploy and redeploy investment capital.” Please explain what is meant by “expert Investment Managers.”

Response 5. The disclosure has been revised to clarify that the Investment Managers with which the Master Fund invests are those whom the Adviser believes will help the Master Fund achive its investment objective.

Comment 6.	On page 5, the disclosure states that, “the Adviser typically endeavors to limit investments in any one Investment Fund to no more than 7.5% of the Fund’s gross assets (measured at the time of purchase), and to limit investments in any one Investment Manager to no more than 10% of the Fund’s gross assets (measured at the time of purchase).” Please clarify if the references to the “Fund’s gross assets” should instead refer to the “Master Fund’s gross assets.”

Response 6. The disclosure has been revised to refer to the Master Fund’s gross assets.

Comment 7.	Please disclose whether the “hedge funds” in which the Master Fund will invest are expected to be registered under the Investment Company Act of 1940 (the “1940 Act”). Please briefly disclose the types of protections afforded by the 1940 Act. In addition, please inform the staff whether the Master Fund intends to invest in Investment Funds created for the Master Fund, and which the Master Fund will be the sole investor. If so, please disclose that the Master Fund will treat all assets of an Investment Fund that is created for the Master Fund, and which the Master Fund will be the sole investor, as if the Master Fund directly owned them for purposes of complying with the 1940 Act.

Response 7. The disclosure has been revised to clarify that the hedge funds in which the Master Fund will invest will not be registered under the 1940 Act and to summarize the types of protections afforded by the 1940 Act. We also hereby confirm that the Master Fund does not intend to invest in Investment Funds created for the Master Fund and in which the Master Fund will be the sole investor.

DISTRIBUTIONS

Comment 8.	Please disclose, on page 7, that automatic reinvestments will take place at the Fund’s then current net asset value per share and disclose whether any sales load is charged. In addition, please disclose when the Fund will calculate the net asset value in relation to the reinvestment date.

Response 8. The disclosure has been revised accordingly.

THE ADVISER

Comment 9.	Please include disclosure, on page 8, explaining that the adviser does not provide separate advisory services to the Fund.

Response 9. The requested disclosure has been inserted.

MANAGEMENT FEE

Comment 10.	The disclosure on page 9 states, “The Management Fee is in addition to the asset-based fees and incentive fees/allocations paid by the Investment Funds and indirectly paid by investors in the Master Fund.” Please provide the range of asset-based fees and incentive fees.

Response 10. The disclosure has been revised accordingly.

PURCHASE OF SHARES

Comment 11.	Please state, on page 10, that shares may be purchased at the Fund’s net asset value plus the sales load, if any.

Response 11. The requested statement has been inserted.

REPURCHASE OF SHARES BY THE FUND

Comment 12.	Please state, on page 12, that the Fund will repurchase shares at net asset value and disclose when the Fund will calculate the net asset value in relation to the repurchase date.

Response 12. The requested disclosure has been inserted.

RISK FACTORS

Comment 13.	Please disclose, on page 15, whether any delay in Investment Manager reporting may delay reports to Shareholders. If this delay may cause Shareholders to file a tax extension, please clearly and prominently disclose that information.

Response 13. We do not expect that reports to Shareholders will be delayed due to delays in Investment Manager reporting.

Comment 14.	On page 17, please define the term “PFIC.”

Response 14. The term has been defined.

Comment 15.	On page 18, the disclosure references a potential additional level of fees that may apply if the Master Fund “invests indirectly in an Investment Fund through another vehicle...” Please confirm that any additional fees associated with such an investment will be reflected in the fee table. In addition, please advise the staff whether such other vehicles may be wholly-owned subsidiaries of the Master Fund. We may have additional comments.

Response 15. The disclosure has been revised to remove references to the Master Fund investing indirectly in an Investment Fund through another vehicle, as the Master Fund does not intend to make such investments.

SUMMARY OF FEES AND EXPENSES

Comment 16.	Please note that in order to include an expense waiver in the fee table for either the Master Fund or the Fund, the agreement must be effective for at least one year from the effective date of the registration statement.

Response 16. We acknowledge the comment and confirm that the waivers for each Fund will be effective for at least such time.

Comment 17.	On page 20, please present in the Example the required fees and expense for 1, 3, 5 and 10 years. See Item 3 of Form N-2.

Response 17. The disclosure has been revised accordingly.

Comment 18.	On page 21, from the statements made in Footnote 3 to the fee table it is unclear whether interest and dividend expense will be included in the Acquired Fund Fees and Expenses line item. It is the staff’s position that interest and dividend expense are operating expenses of a fund and we therefore believe that they should be included in the Acquired Fund Fees and Expenses line item in the fee table.

Response 18. The disclosure has been revised to clarify that interest and dividend expense will be included in the Acquired Fund Fees and Expenses line item.

Comment 19.	On page 22, Footnote 5 states, “For a period of five years subsequent to the [Master] Fund’s commencement of operations, the Adviser may recover from the [Master] Fund expenses reimbursed during the prior three years if the [Master] Fund’s expense ratio, including the recovered expenses, falls below the expense cap. [In addition, an expense cap will apply at the Fund level.]” (Emphasis added.) Please confirm to the staff that the fund is limited to a 3 year period on recoupments.

Response 19. We do confirm each the Fund is limited to a 3-year period on recoupments.

FINANCIAL HIGHLIGHTS

Comment 20.	Please advise the Staff of more details regarding the acquisition of the Predecessor Fund. Please include a discussion of the timing and manner of the acquisition, the financial statements to be presented in the registration statements, and any differences between the Predecessor and the Master Fund. Please be advised that we may have additional comments based on your response to this comment.

Response 20. The disclosure has been revised to confirm that the acquisition of the Predecessor Fund is expected to occur on or about January 1, 2014, at the approximate time each Fund is expected to commence operations (but following the time each Fund’s registration statement is expected to be declared effective). Accordingly, we do not intend to present the financial highlights or financial statements of the Predecessor Fund in either Fund’s registration statement and the disclosure has been revised accordingly.

Comment 21.	Please see Instruction 8 to Item 4 of Form N-2. The financial highlights must be audited and must so state.

Response 21. Please see Response 20.

SELECTION OF INVESTMENT FUNDS AND INVESTMENT MANAGERS

Comment 22.	Please inform the staff, in connection with the disclosure on page 28, what steps the Board and the Adviser will take to ensure that none of the Investment Funds is an affiliate of the Fund, the Master Fund, the Adviser, the Distributor or their affiliates for the purpose of the limitations of Section 17(a), (d), and (e) of the 1940 Act.

Response 22. As part of the Adviser’s initial and ongoing diligence with respect to Investment Funds, the Adviser expects to obtain sufficient information regarding each Investment Fund’s management structure and affiliations to determine whether an Investment Fund is affiliated with the Fund, the Master Fund, the Adviser, the Distributor or their affiliates by virtue of cross-ownership or other relationships. With respect to affiliation issues which may arise from the Master Fund’s ownership of interests in an Investment Fund, the prospectus currently discloses how the Master Fund may invest in non-voting interests or waive voting rights in an investment to avoid being deemed an affiliated person of the Investment Fund (along with the potential limits of such approach). See “Types of Investments and Related Risks – Risks of Fund of Hedge Funds Structure – Investments in Non-Voting Stock; Limitations on Voting.”

SPECIAL INVESTMENT INSTRUMENTS AND TECHNIQUES

Comment 23.	On page 47, the disclosure indicates that the Master Fund may utilize investments in derivatives only for hedging purposes.

a. Please review your disclosure in light of the observations from this Division: Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010) available at the Commission’s website, www.sec.gov.

b. Please specify the types of derivatives the Master Fund may use for hedging purposes. In addition, please clarify whether the Master Fund intends to write credit default swaps. If the Master Fund intends to write credit default swaps, please highlight the risks and, in a letter to the staff, please confirm that the entire notional amount will be covered.

c. Please acknowledge that the Master Fund is aware that should it engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response 23. We acknowledge the comments. The disclosure has been revised to further clarify that the Master Fund currently only intends to utilize listed options for such hedging purposes (and does not intend to use derivatives for other purposes).

FUND AND MASTER FUND EXPENSES

Comment 24.	On page 66, the expenses borne by the Fund includes a reference to “fees paid and out-of-pocket expenses reimbursed to the Administrator.” As these expenses are charged at the Master Fund level, please delete this reference from the direct expenses borne by the Fund.

Response 24. The disclosure has been revised accordingly.

Comment 25.	Please explain to the staff whether or not the organizational expenses, discussed on page 68, will be allocated pro rata to shareholders.

Response 25. The organizational expenses will be allocated pro rata to shareholders.

Comment 26.	On page 68, please remove “expenses in connection with holding and/or soliciting proxies for a meeting of shareholders” from the examples for “extraordinary expenses.”

Response 26. We believe it is appropriate to treat such expenses as “extraordinary” for the Master Fund and the Fund, as these funds do not hold annual shareholder meetings and would only hold such meetings in extraordinary circumstances.

CALCUALTION OF NET ASSET VALUE

Comment 27.	On page 69, the disclosure states, “the Master Fund (and the Fund) expects to calculate its month-end net asset value and net asset value per share within 30 calendar days following the relevant month-end.” Please explain to the staff how the Fund processes subscriptions each month and repurchases each quarter at net asset value if the net asset value is not calculated for 30 calendar days.”

Response 27. Monthly subscriptions are processed as of the beginning of each month and the amount of shares issued in respect of these subscriptions are finalized on the books of the Fund and for purposes of the shareholder’s records when the Fund’s month-end net asset value is finalized. While the net asset value, and thus the number of shares issued in respect of a subscription, are finalized after the subscription date, the shareholder’s relative interest in the Fund is not separately affected during this interval because the Fund is not processing purchases or sales during the month.

Quarterly repurchases occur as of each quarter-end at the net asset value as of such date; however, the initial payment of repurchase proceeds is not made until the later of (1) a period of within 30 days after the valuation date (the date as of which shares will be repurchased), or (2) if the Master Fund has requested redemptions of its capital from any Investment Funds in order to fund the repurchase of shares, within ten business days after the Master Fund has received at least 95% of the aggregate amount redeemed by the Master Fund from the Investment Funds. Accordingly, the Fund’s net asset value as of the repurchase date would be determined by the time repurchase proceeds are distributed to tendering shareholders. See the bulleted list under “Repurchases and Transfers of Shares – Repurchases of Shares” in each Fund’s prospectus for further detail.

APPENDIX A – PRIOR PERFORMANCE OF PREDECESSOR FUND

Comment 28.	Please explain to the Staff the legal basis for including the performance of the Predecessor Fund. Please be advised that upon inclusion of the performance presentation in a pre-effective amendment to the filing, we may have additional comments.

Response 28. The prior performance information has been included in the Amendment, and will be included in the prospectuses pursuant to the standards the Commission staff has promulgated in the Nicholas Applegate no-action letters.1 Following the reorganization, the Master Fund will adopt the performance history of the Predecessor Fund pursuant to the Guidestone Financial no-action letter.2

[1]	Publicly available August 6, 1996 and February 7, 1997, respectively.
[2]	Publicly available December 27, 2006.

GENERAL

Comment 29.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Response 29. We acknowledge the comment.

Comment 30.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response 30. We acknowledge the comment.

Comment 31.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Response 31. We acknowledge the comment.

Comment 32.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response 32. We acknowledge the comment.

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In addition, we are authorized by our client to acknowledge the following on each Registrant’s behalf:

•	each Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	each Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5669 or my colleague Aisha J. Hunt at (415) 262-4594. Thank you.

Best regards,

/s/ Jeremy Senderowicz
Jeremy Senderowicz